EXHIBIT 3.1

CERTIFICATE OF ELIMINATION

Chesapeake Energy Corporation (the “Corporation”), a corporation organized and existing under the Oklahoma General Corporation Act,

DOES HEREBY CERTIFY:

FIRST: That the Corporation has acquired 99,126 shares of its 6.00% Cumulative Convertible Preferred Stock, par value $.01 per share (the “Acquired Shares”). Of the 99,126 shares, 16 shares were acquired through conversion at the option of the shareholder and 99,110 shares were acquired through mandatory conversion.

SECOND: That the Board of Directors of the Corporation has adopted resolutions retiring the Acquired Shares.

THIRD: That the Certificate of Designation for the 6.00% Cumulative Convertible Preferred Stock (the “Certificate of Designation”) prohibits the reissuance of shares when so retired and, pursuant to the provisions of Section 1078 of the Oklahoma General Corporation Act, upon the date of the filing of this Certificate of Elimination, the Certificate of Designation shall be amended so as to reduce the number of authorized shares of the 6.00% Cumulative Convertible Preferred Stock by 99,126 shares, being the total number of the Acquired Shares retired by the Board of Directors. Accordingly, the number of authorized but undesignated shares of preferred stock of the Company shall be increased by 99,126 shares. The retired Acquired Shares have a par value of $.01 per share and an aggregate par value of $991.26.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its Treasurer and Senior Vice President - Human Resources and attested to by its Secretary, this 21st day of March, 2006.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ MARTHA A. BURGER
Martha A. Burger
Treasurer & Senior Vice President-
Human Resources

ATTEST:

/s/ JENNIFER M. GRIGSBY
Jennifer M. Grigsby
Secretary